EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation	Ownership
AirWater Corporation	Florida	100%
AirWater Patents Corp.	Florida	100%
Air Water Fridges & Freezers Corp.	Florida	100%
Atmospheric Water Technology, Inc.	Texas	92%
Misa Water International, Inc.	Florida	100%
Solar One Corporation	Florida	100%
Solar Style, Ltd.	Israel	100%
Solar Style Inc.	Florida	100%